Prospectus filed pursuant to Rule 424(b)(3)

Registration No. 333-121338

967,211 Shares of Common Stock

HIGHLAND	HOSPITALITY

We may issue from time to time up to 967,211 shares of common stock to holders of up to 967,211 units of limited partnership interest in Highland Hospitality, L.P. upon tender of such units for redemption. Our wholly owned subsidiary, HHC GP Corporation, is the sole general partner Highland Hospitality, L.P. We are a limited partner of Highland Hospitality, L.P., and we own approximately 98% of its outstanding units of limited partnership interest. The 967,211 units that may be redeemed were issued in connection with our acquisition, through Highland Hospitality, L.P., of our three initial hotel properties.

We will acquire units from the redeeming unitholders in exchange for any shares of common stock we issue. We are registering the issuance of the shares of common stock to permit the holders thereof to sell them without restriction in the open market or otherwise, but the registration of the shares of common stock does not necessarily mean that any holders will elect to redeem their units. Also, upon any redemption, we may elect to pay cash for the units tendered rather than shares of common stock. Although we will incur expenses in connection with the registration of the 967,211 shares of common stock, we will not receive any cash proceeds upon their issuance.

Our common stock is listed on the New York Stock Exchange under the symbol “HIH.” On December 29, 2004, the last reported sale price of our common stock on the NYSE was $11.20. Our corporate offices are located at 8405 Greensboro Drive, Suite 500, McLean, Virginia 22102 and our telephone number is (703) 336-4901.

Investing in our Company involves risks. You should carefully read and consider the “ Risk Factors” incorporated by reference to our Current Report on Form 8-K filed on December 16, 2004 before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 30, 2004.

We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. We are offering to sell, and seeking offers to buy, only the common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time and delivery of this prospectus or of any sale of the shares.

You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

When used in this prospectus, except where the context otherwise requires, the terms “we”, “our”, “us” and “the Company” refer to Highland Hospitality Corporation and, where appropriate, its subsidiaries, and all references to the “Operating Partnership” refer to Highland Hospitality, L.P.

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SUMMARY

This summary highlights information appearing elsewhere in this prospectus and the documents incorporated by reference. You should read this entire prospectus, as well as the information to which we refer you and the information incorporated by reference carefully, especially the matters discussed in “Risk Factors.”

Highland Hospitality Corporation

We are a self-advised real estate investment trust, or REIT, that was incorporated in Maryland in July 2003 to own upscale full-service, premium limited-service, and extended stay properties located in major convention, business, resort and airport markets in the U.S. and all-inclusive resort properties in certain beachfront destinations outside the U.S. We commenced operations on December 19, 2003 when we completed our initial public offering and concurrently consummated the acquisition of three hotel properties.

The initial public offering consisted of the sale of 30,000,000 shares of common stock at a price of $10 per share, resulting in gross proceeds of $300 million and net proceeds (after deducting underwriting discounts and offering expenses) of approximately $277 million. Concurrent with the initial public offering, we sold in private placement transactions an aggregate of 4,550,000 shares of common stock at a price per share equal to the initial public offering price, less an amount equal to the underwriting discount of $0.70 per share. The private placement transactions generated approximately $42.3 million. On December 26, 2003, we sold an additional 4,500,000 shares of common stock at a price of $9.30 per share, net of the underwriting discount, as a result of the exercise of the underwriters’ over-allotment option, resulting in additional net proceeds of approximately $41.9 million. The initial public offering, the private placement transactions, and the exercise of the underwriters’ over-allotment option generated approximately $361.2 million.

Since the initial public offering and the acquisition of the initial properties on December 19, 2003, we have acquired 14 hotel properties for an aggregate purchase price of approximately $523.5 million, including the assumption of mortgage debt of approximately $28.3 million. As of September 30, 2004, we owned 17 hotel properties.

Highland Hospitality, L.P., our Operating Partnership, holds substantially all of our assets and operates all of them. For us to qualify as a REIT, we cannot operate or manage hotels. Therefore, the Operating Partnership, which is owned approximately 98% by us and approximately 2% by other limited partners, leases its hotels to subsidiaries of HHC TRS Holding Corporation, a wholly owned subsidiary of the Operating Partnership. HHC TRS Holding Corporation, which is treated as a taxable REIT subsidiary for U.S. federal income tax purposes, and its subsidiaries, or TRS lessees, engage hotel management companies to operate the hotels under management contracts.

Our Strategy

Our primary objective is to enhance stockholder value over time by generating strong risk-adjusted returns on invested capital, consistently paying attractive distributions to our stockholders and achieving long-term appreciation in the value of our lodging investments. To achieve our objective, we will seek to invest in upscale full-service, premium limited-service and extended stay properties located in major convention, business, resort and airport markets in the U.S. and all-inclusive resort properties in certain beachfront destinations outside the U.S. Within our target sectors, we will seek to acquire hotel properties that have superior locations within their respective markets, are in markets with high barriers to entry, are market leaders or are new, or relatively new properties, with the potential to become market leaders. We will also consider investments in hotel properties that possess sound operating fundamentals but are underperforming in their respective markets and would benefit from renovation, rebranding or a change in management. We intend to evaluate our investments on a regular basis and will consider disposing of assets that no longer satisfy our investment criteria.

Address and Telephone Number

Our corporate offices are located at 8405 Greensboro Drive, Suite 500, McLean, Virginia 22102 and our telephone number is (703) 336-4901. We maintain a website at www.highlandhospitality.com on which we post all reports we file with the SEC under Section 13(a) of the Securities Exchange Act of 1934. We also post on this site our key corporate governance documents, including our board committee charters, our ethics policy and our principles of corporate governance. Information on our website is not, however, a part of this prospectus.

RISK FACTORS

Our business faces many risks. You should carefully consider the risk factors incorporated by reference to our Current Report on Form 8-K filed on December 16, 2004 and the other documents incorporated by reference before making a decision to invest in our Company.

FORWARD-LOOKING STATEMENTS AND PROJECTIONS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our company’s or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The “Risk Factors” section of our Current Report on Form 8-K filed with the SEC on December 16, 2004 and those sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” in our Annual Report on Form 10-K, as well as other sections included or incorporated by reference into this prospectus, discuss some of the factors that could contribute to these differences, including, but not limited to:

•	U.S. economic conditions generally and the real estate market and the lodging industry specifically;

•	management and performance of our hotels;

•	our plans for renovation of our hotels;

•	our financing plans;

•	supply and demand for hotel rooms in our current and proposed market areas;

•	our ability to acquire additional properties and the risk that potential acquisitions may not perform in accordance with expectations;

•	legislative/regulatory changes, including changes to laws governing taxation of real estate investment trusts; and

•	our competition.

The forward-looking statements made in this prospectus and the documents incorporated by reference relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

This prospectus and the documents incorporated by reference also contain market data related to our business and industry. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, financial condition, results of operations and the market price of our securities.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the shares of common stock offered by this prospectus, but we will acquire units in Highland Hospitality, L.P. in exchange for any shares of our common stock we may issue to a redeeming unitholder.

DESCRIPTION OF COMMON STOCK

The following summary of the terms of our common stock does not purport to be complete and is subject to and qualified in its entirety by reference to our charter and bylaws. See “Where You Can Find More Information.”

Our charter provides that we may issue up to 500,000,000 shares of common stock, $.01 par value per share, and 100,000,000 shares of preferred stock, $.01 par value per share. As of December 1, 2004, we had approximately 40,000,000 shares of common stock issued and outstanding and no preferred stock issued and outstanding. In addition, as of December 1, 2004, 888,488 shares of common stock were reserved for issuance upon exercise of warrants we issued to Friedman, Billings, Ramsey & Co., Inc. at the time of our IPO, 1,092,000 shares of common stock were reserved for issuance under our 2003 Omnibus Stock Incentive Plan, and 967,211 additional shares of common stock have been reserved for issuance in the event we elect to issue shares upon redemption of a like number of outstanding units of limited partnership interest in the Operating Partnership. As permitted by the Maryland General Corporation Law, or MGCL, our charter contains a provision permitting our board of directors, without any action by our stockholders, to amend the charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

Voting Rights of Common Stock

Subject to the provisions of our charter regarding the restrictions on the transfer and ownership of shares of common stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of common stock, the holders of such common stock possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding common stock, voting as a single class, can elect all of the directors and the holders of the remaining stock are not able to elect any directors.

Distributions, Liquidation and Other Rights

All common stock offered by this prospectus will be duly authorized, fully paid and nonassessable. Holders of our common stock are entitled to receive distributions when authorized by our board of directors out of assets legally available for the payment of distributions. They also are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding restrictions on transfer of our stock.

Holders of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Subject to the restrictions on transfer of stock contained in our charter, all common stock will have equal distribution, liquidation and other rights.

Power to Reclassify Stock

Our charter authorizes our board of directors to classify any unissued preferred stock and to reclassify any previously classified but unissued common stock and preferred stock of any series from time to time in one or more classes or series, as authorized by the board of directors. Prior to issuance of stock of each class or series, the board of directors is required by the MGCL and our charter to set for each such class or series, subject to the provisions of our charter regarding the restriction on transfer of common stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series. Thus, our board of directors could authorize the issuance of preferred stock with priority over the common stock with respect to distributions and rights upon liquidation and with other terms and conditions which could have the effect of delaying, deterring or preventing a transaction or a change in control of our company that might involve a premium price for holders of common stock or otherwise might be in their best interest.

Power to Issue Additional Common Stock and Preferred Stock

We believe that the power to issue additional common stock or preferred stock and to classify or reclassify unissued common stock or preferred stock and thereafter to issue the classified or reclassified stock provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded including the NYSE. Although we have no current intention of doing so, we could issue a class or series of stock that could delay, defer or prevent a transaction or a change in control that might involve a premium price for holders of common stock or otherwise be in their best interest.

Restrictions on Ownership

Our charter provides that no person may beneficially own, actually or constructively, more than 9.9% of the value of our outstanding capital stock or 9.9% of the number of our outstanding shares of common stock. See “Restrictions on Ownership.”

Other Matters

The transfer agent and registrar for our common stock is Wachovia Bank, N.A.

RESTRICTIONS ON OWNERSHIP

For us to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). In addition, we cannot receive significant amounts of rents from tenants that are related to us, directly or constructively, through ownership.

Because our board of directors believes it is at present essential for us to qualify as a REIT, the charter, subject to certain exceptions, contains restrictions on the number of our shares of stock that a person may own. Our charter provides that, unless excepted by our board of directors as discussed below, no person may own, directly or, beneficially, or constructively through the application of the attribution provisions of the Code, more than 9.9% (the “Aggregate Stock Ownership Limit”) in value of our outstanding shares of stock. In addition, unless excepted by our board of directors as discussed below, the charter prohibits any person from acquiring or holding, directly or indirectly, shares of common stock in excess of 9.9% of the number of our outstanding shares of common stock (the “Common Stock Ownership Limit”).

In addition, our charter prohibits (a) any person from beneficially or constructively owning our shares of stock that would result in us being “closely held” under Section 856(h) of the Code, (b) any person from transferring our shares of stock if such transfer would result in our shares of stock being owned by fewer than 100 persons and (c) any transfer that would cause us to own, directly or indirectly, 10% or more of the ownership interests, directly or constructively, in a tenant of our company (or a tenant of any entity owned or controlled by us) if the effect of such ownership would be to cause us to fail to qualify as a REIT (the “Related Party Tenant Prohibition”). Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of our shares of stock that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned our shares of stock that resulted in a transfer of shares to the Charitable Trust (as defined below), is required to give written notice immediately to us, or in the case of a proposed or attempted transaction, to give at least 15 days’ prior written notice, and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

If any direct or indirect Transfer (as defined in our charter) of our stock occurs which, if effective, would result in any person beneficially or constructively owning shares of stock in excess or in violation of the above transfer or ownership limitations (a “Prohibited Owner”), then that number of shares of stock the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations (rounded to the nearest whole share) shall be automatically transferred to a trust (the “Charitable Trust”) for the exclusive benefit of one or more charitable beneficiaries (the “Charitable Beneficiary”), and the Prohibited Owner shall not acquire any rights in such shares. If the transfer of our stock to the Charitable Trust as described in the preceding sentence would not be effective for any reason to prevent the violation of the relevant transfer or ownership limitation, such purported Transfer shall be void ab initio and the intended transferee shall acquire no right in such shares of our stock. The automatic transfer of our stock described above, if effective, shall be deemed to be effective as of the close of business on the Business Day (as defined in our charter) prior to the date of such violative transfer. Shares of stock held in the Charitable Trust shall be issued and outstanding shares of stock. The Prohibited Owner shall not benefit economically from ownership of any shares of stock held in the Charitable Trust, shall have no rights to dividends or other distributions and shall not possess any rights to vote or other rights attributable to the shares of stock held in the Charitable Trust. The trustee of the Charitable Trust (the “Trustee”) shall have all voting rights and rights to dividends or other distributions with respect to shares of stock held in the Charitable Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the Trustee shall be paid by the recipient of such dividend or distribution to the Trustee upon demand, and any dividend or other distribution authorized but unpaid shall be paid when due to the Trustee. Any dividend or distribution so paid to the Trustee shall be held in trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to shares of stock held in the Charitable Trust and, subject to Maryland law, effective as of the date that such shares of stock have been transferred to the Trustee, the Trustee shall have the authority (at the Trustee’s sole discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to our discovery that such shares have been transferred to the Trustee and (ii) to recast such vote in accordance with the desires of the Trustee acting for the benefit of the Charitable Beneficiary. However, if we have already taken irreversible corporate action, then the Trustee shall not have the authority to rescind and recast such vote.

Within 20 days of receiving notice from us that shares of stock have been transferred to the Charitable Trust, the Trustee shall sell the shares of stock held in the Charitable Trust to a person, designated by the Trustee, whose ownership of the shares will not violate the ownership limitations set forth in our charter. Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as follows: the Prohibited Owner shall receive the lesser of (i) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Charitable Trust (e.g., in the case of a gift, devise or other such transaction), the Market Price (as defined in our charter) of such shares on the day of the event causing the shares to be held in the Charitable Trust and (ii) the price per share received by the Trustee from the sale or other disposition of the shares held in the Charitable Trust. Any net sale proceeds in excess of the amount payable to the Prohibited Owner shall be paid immediately to the Charitable Beneficiary. If, prior to our discovery that shares of stock have been transferred to the Charitable Trust, such shares are sold by a Prohibited Owner, then (i) such shares shall be deemed to have been sold on behalf of the Charitable Trust and (ii) to the extent that the Prohibited Owner received an amount for such shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to the aforementioned requirement, such excess shall be paid to the Trustee upon demand.

In addition, shares of stock held in the Charitable Trust shall be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Charitable Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the market price on the date we, or our designee, accept such offer. We shall have the right to accept such offer until the Trustee has sold the shares of stock held in the Charitable Trust. Upon such a sale to us, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and any dividends or other distributions held by the Trustee shall be paid to the Charitable Beneficiary.

All certificates representing our shares of stock will bear a legend referring to the restrictions described above.

Every owner of more than 5% (or such lower percentages as required by the Code or the Treasury Regulations promulgated thereunder) of all classes or series of our shares of stock, including common stock, within 30 days after the end of each taxable year, is required to give written notice to us stating the name and address of such owner, the number of shares of each class and series of shares of stock which the owner beneficially owns and a description of the manner in which such shares are held. Each such owner shall provide to us such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit. In addition, each stockholder shall upon demand be required to provide to us such information as we may request, in good faith, in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit.

Our board of directors, in its sole discretion, may exempt a proposed transferee from the restrictions described above. However, the board of directors may not grant such an exemption to any person if such exemption would result in our failing to qualify as a REIT. Our board of directors may require a ruling from the Internal Revenue Service or an opinion of counsel, in either case in form and substance satisfactory to the board of directors, in its sole discretion, in order to determine or ensure our status as a REIT.

These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common stock or otherwise be in the best interest of our stockholders.

REDEMPTION OF UNITS

General

You may, subject to certain limitations and only after certain specified dates, require that the Operating Partnership redeem all or a portion of your units. In such case, the Operating Partnership shall have the right to elect, at its sole and absolute discretion, to redeem your units for cash or our common stock which we may contribute to the Operating Partnership for such purpose in exchange for additional units. In addition, we will be entitled to elect to instead purchase, directly from you, your units for shares of our common stock on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, issuance of certain rights, certain extraordinary distributions and similar events.

Each unitholder must notify the Operating Partnership and us of its desire to require the Operating Partnership to redeem its units by delivering a notice of redemption, in substantially the form attached as an exhibit to the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership, as amended (the “Partnership Agreement”). Such holder shall have the right to receive either an amount of cash from the Operating Partnership equal to the Cash Amount (as defined in the Partnership Agreement) or our common stock equal to the REIT Shares Amount (as defined in the Partnership Agreement), depending on whether the Operating Partnership elects to redeem the units with cash or our common stock and, in the case of the latter, provided that we contribute our common stock to enable the Operating Partnership to make the redemption with our common stock. The redemption will take place on the Specified Redemption Date (as defined in the Partnership Agreement). If we elect to purchase the units directly, we will issue to you shares of our common stock equal to the REIT Shares Amount on the Specified Redemption Date. If we elect to acquire such tendered units in exchange for shares of our common stock, or if we elect to purchase the units directly from the unit holder with our common stock, the holder shall have no right to cause the Operating Partnership to redeem the units for cash. Such an acquisition of the units by us will be treated as a sale of the units by the redeeming unitholders to us for U.S. federal income tax purposes. See “Tax Consequences of Redemption” below. Upon redemption on the Specified Redemption Date, such holder’s rights to receive distributions with respect to the units will cease (but if such units are redeemed for shares of our common stock, the holder will have rights as our stockholder from the time of its acquisition of the shares of common stock) and such holder will cease to be a limited partner of the Operating Partnership as to those units redeemed.

If the Operating Partnership elects to satisfy any redemption right exercised by a unitholder with our common stock, or if we elect to directly purchase the units so being redeemed with our common stock, the shares of common stock will be delivered as duly authorized, validly issued, fully paid and nonassessable shares, free of any pledge, lien, encumbrance or restriction, other than those provided in our charter and bylaws, the Securities Act of 1933, as amended, and relevant state securities or blue sky laws with respect to such shares of common stock. Notwithstanding any delay in such delivery, a holder shall be deemed the owner of such shares of common stock and rights for all purposes, including, without limitation, rights to vote or consent, receive dividends, and exercise rights, as of the Specified Redemption Date.

Certain Conditions to Redemption

Notwithstanding anything contained herein to the contrary, your redemption rights are subject to certain conditions, including, but not limited to, the following:

•	in order to protect our status as a REIT, no unitholder shall be entitled to effect a redemption, if such redemption would cause such holder or any other person to violate the provisions of our charter;

•	no unitholder may effect a redemption for less than 1,000 units, or if such holder holds less than 1,000 units, all of the units held by such holder; and

•	no unitholder may deliver more than two notices of redemption during each calendar year.

Registration Rights

We are registering the shares of common stock being offered by this prospectus pursuant to contractual obligations under the Partnership Agreement. Pursuant to the Partnership Agreement, we have agreed to pay all expenses incident to the registration of the 967,211 shares of common stock (other than brokerage and sales commissions, fees and disbursements of holders’ counsel, accountants and other advisors, and transfer taxes, if any, relating to the subsequent sale or disposition by the former holder of units of the offered shares).

TAX CONSEQUENCES OF REDEMPTION

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to a holder who exercises such holder’s right to require the redemption of such holder’s units. (A holder’s right to require the redemption of units is referred to in the remainder of this section as the “Redemption Right”). Because the specific federal income as well as other tax consequences to a holder exercising such holder’s Redemption Right will depend upon the specific circumstances of that holder, each holder considering exercising the Redemption Right is strongly urged to consult such holder’s own tax advisor regarding the specific U.S. federal, state, local and non-U.S. tax consequences to such holder of the exercise of the Redemption Right in light of such holder’s specific circumstances.

U.S. Federal Income Tax Treatment of Redemption of Units

To the extent that we assume and perform the redemption obligation, the redemption likely would be treated for U.S. federal income tax purposes as a sale of units to us in a fully taxable transaction, although the matter is not free from doubt. In that event, such sale will be fully taxable to the redeeming holder and such redeeming holder will be treated as realizing for U.S. federal income tax purposes an amount equal to either the cash amount or the fair market value of the common stock (as of the date such stock is received by the unitholder) received in the exchange, as applicable, plus the amount of the Operating Partnership’s liabilities allocable to the redeemed units at the time of the redemption. The determination of the amount of gain or loss in the event of sale treatment is discussed more fully below.

To the extent that we do not elect to assume the obligation to redeem a holder’s units, the Operating Partnership will redeem such units for cash. If the Operating Partnership redeems units for cash that we contribute to the Operating Partnership to effect such redemption, the redemption of those units likely would be treated for tax purposes as a sale of such units to us in a fully taxable transaction, although the matter is not free from doubt. In that event, the redeeming holder would be treated as realizing an amount equal to the sum of the cash received in the exchange plus the amount of the Operating Partnership’s liabilities allocable to the redeemed units at the time of the redemption. The determination of the amount of gain or loss in the event of sale treatment is discussed more fully below.

If, instead, the Operating Partnership redeems a holder’s units for cash that is not contributed by us to effect the redemption, the tax consequences would be the same as described in the previous paragraph, except that if the holder redeems less than all of a holder’s units, the holder would not be permitted to recognize any loss occurring on the transaction and would recognize taxable gain only to the extent that the cash, plus the share of the Operating Partnership’s nonrecourse liabilities allocable to the redeemed units, exceeded the holder’s adjusted basis in all of such holder’s units immediately before the redemption.

If the Operating Partnership redeems a unit with our common stock, it is possible that such redemption may be treated in the same manner as a cash redemption or, in the alternative, as a sale of such unit, in each case for an amount equal to the fair market value of such stock as of the date of receipt plus the liabilities of the Operating Partnership allocable to such units.

Tax Treatment of Disposition of Units by a U.S. Holder Generally

As used in the remainder of this discussion, the term “U.S. holder” means a beneficial owner of the units that is for U.S. federal income tax purposes:

1.	a citizen or resident alien individual, as defined in Section 7701(b) of the Code, of the United States;

2.	a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any state or the District of Columbia;

3.	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

4.	in general, a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or a trust that was in existence on August 20, 1996 and has made a valid election to be treated as a U.S. person.

U.S. federal income tax consequences to a partner in a partnership or other entity treated as a partnership for U.S. federal income tax purposes will depend on the status of the partner and the activities of the partnership. A “non-U.S. holder” is a holder, including any partner in a partnership that holds our units, that is not a U.S. holder.

If a unit is redeemed from a U.S. holder in a manner that is treated as a sale of the unit, or a U.S. holder otherwise disposes of a unit, the U.S. holder will recognize gain or loss for federal income tax purposes that is equal to the difference between the amount realized for federal income tax purposes and the tax basis in such unit. See “Basis of Units” below. Upon the sale of a unit, the “amount realized” will equal the sum of the cash and fair market value of other property (e.g., common stock), as of the date of the receipt, received plus the portion of the Operating Partnership’s liabilities allocable to the unit sold. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the amount of cash and the value of any other property (e.g., shares of common stock) received upon such disposition.

Except as described below, any gain recognized by a unitholder, other than a “dealer” in units, upon a redemption of units held for more than one year will generally be treated as long-term capital gain or loss. To the extent, however, that the amount realized upon the sale of a unit attributable to a holder’s share of “unrealized receivables” of the Operating Partnership (as defined in Section 751 of the Code) exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in the Operating Partnership income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if the Partnership had sold its assets at their fair market value at the time of the transfer of a unit.

Tax Treatment of Disposition of Units by a Non-U.S. Holder Generally

If a unit is redeemed by a non-U.S. holder in a manner that is treated as a sale of the unit, or a non-U.S. holder otherwise disposes of a unit, the non-U.S. holder generally will be subject to regular U.S. federal income tax in the same manner as a taxable U.S. holder to the extent that either (a) the assets held by the Operating Partnership constitute either U.S. real property interests within the meaning of the Foreign Investments in Real Property Tax Act of 1980 (“FIRPTA”) or (b) the assets are considered to be effectively connected with the selling non-U.S. holders or Operating Partnership’s U.S. trade or business. Most of our assets will be U.S. real property interests and some of our remaining assets that are not U.S. real property interests will be considered to be effectively connected with a U.S. trade or business. As a result, a non-U.S. holder will be subject to regular U.S. income tax in the same manner as a taxable U.S. holder with respect to most, if not all, of the gain recognized on such sale.

Further, the purchaser of the units from a non-U.S. holder (including the Operating Partnership in the case of a redemption) will be required to withhold 10% of the amount realized from the sale. As noted previously, the amount realized is equal to the sum of the cash price paid to the seller, the fair market value of other property transferred to the seller (for example, common stock) and the outstanding amount of any liability assumed by the purchaser or to which the U.S. real property interest is subject immediately before and after the transfer (for example, the portion of Operating Partnership liabilities allocable to the units sold). As a result, we will withhold at least a portion of the cash or common stock that would have been otherwise been paid to the non-U.S. holder upon a redemption by the non-U.S. holder in order to satisfy this withholding requirement. This withholding requirement does not relieve the non-U.S. holder from filing any U.S. federal income tax return that may have otherwise been required. However, any amounts withheld under these withholding rules will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax and may entitle the non-U.S. holder to a refund, provided that the required information is furnished to the Internal Revenue Service. A party redeeming the units may seek a determination from the Internal Revenue Service regarding that party’s maximum tax liability that may reduce the amount required to be withheld. A party that desires to seek such a determination should consult such party’s own tax advisor.

Basis of Units

In general, a holder who received units upon liquidation of a partnership had an initial tax basis in such units (“Initial Basis”) equal to the basis in the liquidated partnership interest at the time of such liquidation. Similarly, in general, a holder who contributed a partnership interest in exchange for units had an Initial Basis in the units equal to the basis in the contributed partnership interest. A holder’s Initial Basis in units generally is increased by (a) such holder’s share of the Operating Partnership taxable income, (b) increases in such holder’s share of liabilities of the Operating Partnership and (c) such holder’s subsequent contributions. Generally, such holder’s basis in units is decreased (but not below zero) by (i) its share of the Operating Partnership distributions, (ii) decreases in such holder’s share of liabilities of the Operating Partnership, (iii) such holder’s share of losses of the Operating Partnership, and (iv) such holder’s share of nondeductible expenditures of the Operating Partnership that are not chargeable to capital.

Potential Application of the Disguised Sale Regulations to a Redemption of Units

In the case of a limited partner who contributed property to the Partnership in exchange for units, there is a possibility that a redemption of units might cause the original transfer of property to the Partnership in exchange for units to be treated as a “disguised sale” of property. The Code and the Treasury Regulations thereunder (the “Disguised Sale Regulations”) generally provide that, unless one of the prescribed exceptions is applicable, a partner’s contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration (including the assumption of or taking subject to a liability) from the partnership to the partner will be presumed to be a sale, in whole or in part, of such property by the partner to the partnership. The Disguised Sale Regulations also provide, however, that if two years have passed between the transfer of money or other consideration (for example, common stock) and the contribution of property, the transactions will not be presumed to be a sale unless the facts and circumstances clearly establish that the transfers constitute a sale. If two years have not passed between the transfer of money or other consideration (for example, common stock) and the contribution of property, the transactions will be presumed to be a sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.

Basis and Holding Period in Our Common Stock Received Upon Redemption

Assuming the redemption is treated as a sale of the units to us, a holder that receives our common stock will have a basis in the stock equal to the fair market value of the stock upon receipt. The holder’s holding period in the stock will begin after the receipt of such stock.

COMPARISON OF OWNERSHIP OF UNITS AND COMMON STOCK

The information below highlights a number of the significant differences between the Operating Partnership and the Company relating to, among other things, form of organization, policies and restrictions, management structure, compensation and fees, voting rights, liability of investors, liquidity and U.S. federal income tax considerations. These comparisons are intended to assist holders of units in understanding how their investment will be changed if they exchange their units for shares of common stock. THE FOLLOWING DISCUSSION IS A SUMMARY AND DOES NOT CONSTITUTE A COMPLETE DISCUSSION OF THESE MATTERS, AND HOLDERS OF UNITS SHOULD CAREFULLY REVIEW THE BALANCE OF THIS PROSPECTUS, THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART, THE PARTNERSHIP AGREEMENT AND OUR CHARTER FOR ADDITIONAL IMPORTANT INFORMATION ABOUT THE COMPANY.

OPERATING PARTNERSHIP	COMPANY

Form of Organization and Purposes

The Operating Partnership is organized as a Delaware limited partnership. Our wholly owned subsidiary, HHC GP Corporation, a Maryland corporation, serves as the general partner of the Operating Partnership. The Operating Partnership’s purpose is to conduct any business that may be lawfully conducted by a limited partnership organized pursuant to the Delaware Revised Uniform Limited Partnership Act, provided that such business is to be conducted in a manner that permits us to be qualified as a REIT unless we cease to qualify as a REIT. The general partner may cause the Operating Partnership not to take, or to refrain from taking, any action that, in the judgment of the general partner, in its sole and absolute discretion, (i) could adversely affect our ability to continue to qualify as a REIT, (ii) could subject us to any additional taxes under Section 857 or Section 4981 of the Code, or (iii) could violate any law or regulation of any governmental body or agency having jurisdiction over us, the general partner, or the Operating Partnership, unless such action (or inaction) is specifically consented to by the general partner in writing.	We are a Maryland corporation. We have elected to be taxed as a REIT under the Code and intend to maintain our qualification as a REIT. Under our charter, we may engage in any lawful activity permitted by the Maryland General Corporation Law.

Length of Investment

The Operating Partnership has a stated term expiring on December 31, 2075, although it may be terminated earlier upon certain circumstances.	We have a perpetual term and intend to continue our operations for an indefinite time period.

Additional Equity

The Operating Partnership is authorized to issue units in exchange for additional capital contributions as determined by the general partner in its sole discretion. In exchange for such capital contributions, the Operating Partnership may issue partnership interests to the general partner, may issue additional units to existing limited partners, and may admit third parties as additional limited partners.	The board of directors may issue, in its discretion, additional equity securities consisting of common stock or preferred stock provided that the total number of shares issued does not exceed the authorized number of shares of stock set forth in our charter.

Borrowing Policies

The Operating Partnership has no restrictions on borrowings, and the general partner has full power and authority to borrow money on behalf of the Operating Partnership.	Neither our charter nor our bylaws impose any restrictions on our ability to incur borrowings.

Other Investment Restrictions

Other than restrictions precluding investments by the Operating Partnership that would adversely affect our qualification as a REIT and restrictions on transactions with affiliates, the Partnership Agreement does not generally restrict the Operating Partnership’s authority to enter into certain transactions, including, among others, making investments, lending Operating Partnership funds, or reinvesting the Operating Partnership’s cash flow and net sale or refinancing proceeds.	Neither our charter nor our bylaws impose any restrictions upon the types of investments made by us.

Management Control

All management powers over the business and affairs of the Operating Partnership are vested in the general partner, and generally no limited partner of the Operating Partnership has any right to participate in or exercise control or management power over the business and affairs of the Operating Partnership, except as otherwise set forth in the Partnership Agreement. The general partner may not be removed by the limited partners of the Operating Partnership with or without cause.	The board of directors has exclusive control over our business and affairs subject only to the restrictions in our charter and bylaws. At each annual meeting of the stockholders, the successors of the directors whose terms expire at that meeting will be elected. The policies adopted by the board of directors may be altered or eliminated without a vote of the stockholders. Accordingly, except for their vote in the elections of directors, stockholders have no control over our ordinary business policies.

Fiduciary Duties of General Partners and Directors

Under Delaware law, the general partner of the Operating Partnership is accountable to the Operating Partnership as a fiduciary and, consequently, is required to exercise good faith and integrity in all of its dealings with respect to partnership affairs. However, under the Partnership Agreement, the general partner is not liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by partners as a result of errors in judgment or of any act or omission, provided that the general partner has acted in good faith.	Under the Maryland General Corporation Law, the directors must perform their duties in good faith, in a manner that they reasonably believe to be in the best interests of the Company and with the care of an ordinarily prudent person in a like position. Any director who acts in such a manner generally will not be liable to the Company for monetary damages arising from his or her activities as a director of the Company.

Management Liability and Indemnification

As a matter of Delaware law, the general partner has liability for the payment of the obligations and debts of the Operating Partnership unless limitations upon such liability are stated in the document or instrument evidencing the obligations. Under the Partnership Agreement, the Operating Partnership has agreed to indemnify the general partner and any director or officer of the general partner from and against all losses, claims, damages, liabilities, joint or several,	Our charter contains a provision which eliminates the liability of our directors and officers to the Company and its stockholders to the maximum extent permitted by Maryland law. Our bylaws require us, to the maximum extent permitted by Maryland law, to indemnify, and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former director or officer of the Corporation or (ii) any individual who,

expenses (including attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts incurred in connection with any actions relating to the operations of the Operating Partnership in which the general partner or such director or officer is involved, unless: (i) the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the indemnitee actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful. The reasonable expenses incurred by an indemnitee may be reimbursed by the Operating Partnership in advance of the final disposition of the proceeding upon receipt by the Operating Partnership of a written affirmation by such indemnitee of his, her or its good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking by such indemnitee to repay the amount if it is determined that such standard was not met.	while a director of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his status as a present or former director or officer of the Corporation.

Anti-takeover Provisions

Except in limited circumstances (see “— Voting Rights” below), the general partner of the Operating Partnership has exclusive management power over the business and affairs of the Operating Partnership. The general partner may not be removed by the limited partners with or without cause. Subject to certain limitations and after certain specified dates, a limited partner may generally transfer its limited partnership interest without obtaining the approval of the general partner, provided that the general partner has a right of first refusal for any proposed transfer and that the general partner may, in its sole discretion, prevent the admission to the Operating Partnership of substituted limited partners.	Our charter and bylaws contain certain provisions that may have the effect of delaying or discouraging an unsolicited proposal for the acquisition of the Company or the removal of incumbent management. These provisions include, among others, provisions designed to avoid concentration of share ownership in a manner that would jeopardize our status as a REIT under the Code. The Maryland General Corporation Law also contains certain provisions which could have the effect of delaying, deferring or preventing a change in control of the Company or other transaction. See “Certain Provisions of Maryland Law and Our Charter and Bylaws.”

Voting Rights

Under the Partnership Agreement, all decisions relating to the operation and management of the Operating Partnership are made by the general partner.	Our business and affairs are managed under the direction of our board of directors. The Maryland General Corporation Law requires that certain major corporate transactions, including most amendments to our charter, may not be consummated without the approval of stockholders as set forth below. All shares of common stock have one vote per share, and our charter permits the board of directors to classify and issue preferred stock in one or more series having voting power which may differ from that of the common stock.

The following is a comparison of the voting rights of the holders of units and our stockholders as they relate to certain major transactions:

Amendment of the Partnership Agreement or our Charter

The general partner’s consent shall be required for any amendment to the Partnership Agreement. The general partner, without the consent of the limited partners, may amend the Partnership Agreement, except for certain amendments that affect the fundamental rights of limited partners (e.g., convert a limited partner interest in the Operating Partnership into a general partner interest, modify the limited liability of a limited partner, alter rights of the partner to receive distributions or allocations, alter or modify redemption rights, and certain other matters).	Under the Maryland General Corporation Law and our charter, amendments to our charter generally must be advised by the board of directors and approved by the holders of at least a majority of the votes entitled to be cast on the matter.

Vote Required to Dissolve the Operating Partnership or the Company

The general partner may elect to dissolve the Operating Partnership.	Under the Maryland General Corporation Law, dissolution of the Company must be advised by the board of directors and approved by the holders of at least a majority of the votes entitled to be cast on the matter.

Vote Required to Sell Assets or Merge

Under the Partnership Agreement, the general partner has the full power and authority to effectuate the sale, transfer, exchange or other disposition of any of the Operating Partnership’s assets or the merger, consolidation, reorganization or other combination of the Operating Partnership with or into another entity.	Under the Maryland General Corporation Law, the sale of all or substantially all of our assets, or our merger or consolidation, requires the approval of the board of directors and the holders of at least a majority of the votes entitled to be cast on the matter. No approval is required for the sale of less than all or substantially all of our assets.

Compensation and Fees

The general partner does not receive any compensation for its services as general partner of the Operating Partnership. The Operating Partnership will reimburse the general partner for all expenses incurred relating to the ongoing operation of the Operating Partnership.	Our officers and outside directors receive compensation for their services.

Liability of Investors

Under the Partnership Agreement and applicable Delaware law, the liability of the limited partners for the Operating Partnership’s debts and obligations is generally limited to the amount of their investment in the Operating Partnership.	Under Maryland law, stockholders generally are not personally liable for the debts or obligations of the Company.

Review of Investor Lists

Under the Partnership Agreement, a limited partner of the Operating Partnership, upon written demand with a statement of the purpose of such demand and at the	Under the Maryland General Corporation Law, one or more stockholders holding of record for at least six 6 months at least five percent of the outstanding stock

limited partner’s expense, is entitled to obtain a current list of the name and last known business, residence or mailing address of each partner of the Operating Partnership.	of any class of a corporation may, upon written request, inspect and copy during usual business hours of the corporation’s books of account and its stock ledger, or if the corporation does not maintain the original or a duplicate stock ledger at its principal office, obtain a verified list of stockholders, setting forth the name and address of each stockholder and the number of shares of each class held by each stockholder.

Potential Dilution of Rights

The general partner of the Operating Partnership is authorized, in its sole discretion and without limited partner approval, to cause the Operating Partnership to issue additional limited partnership interests for any Operating Partnership purpose at any time to the limited partners or to other persons (including the general partner).	The board of directors may issue, in its discretion, additional shares of common stock or preferred stock, or securities convertible into shares of its common or preferred stock. The issuance of additional shares of either common stock or preferred stock or other convertible securities may result in the dilution of the interests of the stockholders.

Liquidity

A limited partner may not transfer its limited partnership interest in the Operating Partnership without first obtaining the approval of the general partner. The general partner may, in its sole discretion, prevent the admission to the Operating Partnership of substituted limited partners.	The shares of common stock issued upon redemption of the units will be freely transferable under the Securities Act of 1933 except to the extent they may be issued to, or become held by, affiliates of the Company. Our common stock is listed on the New York Stock Exchange under the symbol “HIH.” The breadth and strength of this secondary market will depend, among other things, upon the number of shares of common stock outstanding, our financial condition, performance and prospects, the market for similar securities issued by REITs, and our dividend yield compared to that of other debt and equity securities.

U.S. Federal Income Taxation

The Operating Partnership itself is not subject to U.S. federal income taxes. Instead, each holder of units includes its allocable share of the Operating Partnership’s taxable income or loss in determining its individual U.S. federal income tax liability. The maximum U.S. federal income tax rate for individuals under current law is 35%. Depending on certain facts, a unitholder’s allocable share of income and loss from the Operating Partnership may be subject to the “passive activity” limitations. Under the “passive activity” rules, a unitholder’s allocable share of income and loss from the Operating Partnership that is considered “passive income” generally can be offset against a holder’s income and loss from other investments that constitute “passive activities.” Cash distributions from the Operating Partnership are	We have elected to be taxed as a REIT for U.S. federal income tax purposes. A REIT generally is not subject to U.S. federal income tax on the income that it distributes to stockholders if it meets the applicable REIT distribution requirements and other requirements for qualification as a REIT. Even a REIT, however, is subject to U.S. federal income tax on income that is not distributed and also may be subject to U.S. federal income and excise taxes in certain circumstances. The maximum U.S. federal income tax rate for corporations under current law is 35%. Stockholders generally will be subject to taxation on dividends (other than designated “capital gains dividends” and “qualified dividend income”) at rates applicable to ordinary income, instead of at lower capital gain rates that generally apply to

generally not taxable to a holder of units except to the extent they exceed such holder’s basis in its interest in the Operating Partnership (which will include such holder’s allocable share of the Operating Partnership’s nonrecourse debt). Holders of units are required, in some cases, to file state income tax returns and/or pay state income taxes in the states in which the Operating Partnership owns property, even if they are not residents of those states.	dividends received from a regular C corporation. Dividends paid by us will be treated as “portfolio” income and generally cannot be offset with losses from “passive activities.” Distributions made by us to our taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income. Distributions that are properly designated by us as capital gain dividends or “qualified dividend income” may be taxed at long-term capital gain rates, subject to certain exceptions. Distributions (not designated as capital gain dividends) in excess of current and accumulated earnings and profits will first be treated as a non-taxable return of capital to the extent of a stockholder’s adjusted basis in its stock, with the excess taxed as capital gain (if the stock has been held as a capital asset). Stockholders who are individuals generally will not be required to file state income tax returns and/or pay state income taxes outside of their state of residence with respect to our operations and distributions. We may be required to pay state income taxes in certain states.

PLAN OF DISTRIBUTION

This prospectus relates to our possible issuance from time to time of up to 967,211 shares of common stock to the holders of up to 967,211 units, upon the tender of such units for redemption. We have registered the issuance of the shares of common stock to permit the holders thereof to sell such shares without restriction in the open market or otherwise, but registration of the issuance of such shares of common stock does not necessarily mean that any holders will elect to redeem their units or that we will issue any shares of common stock upon any redemption.

We will acquire one unit from an exchanging partner in exchange for each share of common stock that we issue. Consequently, with each redemption, our interest in our Operating Partnership will increase.

LEGAL MATTERS

The validity of the securities offered by means of this prospectus and certain U.S. federal income tax matters have been passed upon for us by Hogan & Hartson L.L.P.

EXPERTS

The consolidated financial statements of Highland Hospitality Corporation as of December 31, 2003, and for the period from December 19, 2003 to December 31, 2003, the related schedule III to the consolidated financial statements as of December 31, 2003, the financial statements of Portsmouth Hotel Associates, LLC, accounting predecessor to Highland Hospitality Corporation, as of December 31, 2002 and for the period from January 1, 2003 to December 18, 2003 and for each of the years in the two-year period ended December 31, 2002, the financial statements of Brentwood BWI, LLC as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, the combined financial statements of the Residence Inn by Marriott Tampa Downtown and Courtyard by Marriott Savannah Historic District as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, the financial statements of the Omaha Marriott as of January 2, 2004 and January 3, 2003 and for the fiscal years then ended, the combined financial statements of the Dallas/Ft. Worth Airport Marriott as of January 2, 2004 and January 3, 2003 and for each of the fiscal years in the three-year period ended January 2, 2004, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2003 consolidated financial statements of Highland Hospitality Corporation and subsidiaries as of December 31, 2003, and for the period from December 19, 2003 to December 31, 2003, and the financial statements of Portsmouth Hotel Associates, LLC, as of December 31, 2002 and for the period from January 1, 2003 to December 18, 2003 and for each of the years in the two-year period ended December 31, 2002, contains an explanatory paragraph, which states that effective December 19, 2003, Highland Hospitality Corporation acquired all of the outstanding equity interests of its predecessor in a business combination accounted for as a reorganization of entities under common control with respect to the interests acquired from Barceló Crestline Corporation and acquisition of minority interests recorded at fair value from third parties. As a result of the acquisition, the consolidated financial information for the period after the acquisition is presented on a different cost basis than for the periods before the acquisition and, therefore, is not comparable.

The financial statements of 6901 Tower, LLC as of January 2, 2004 and January 3, 2003 and for each of the fiscal years in the three-year period ended January 2, 2004 incorporated by reference herein, have been so included in reliance on the report of Hein & Associates LLP, independent registered public accounting firm, given on the authority of this firm as experts in auditing and accounting.

The financial statements of Wyndham Acquisition Hotels as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003 incorporated by reference herein, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of this firm as experts in auditing and accounting.

The combined financial statements of RadBoy Mt. Laurel, LLC and Mt. Laurel Leasing, LLC as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003 incorporated by reference herein, have been so included in reliance on the report of Grant Thornton LLP, independent registered public accounting firm, given on the authority of this firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read and copy any reports, statements or other information on file at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings are also available to the public from commercial document retrieval services. These filings are also available at the Internet website maintained by the SEC at http://www.sec.gov. You can also inspect copies of our public filings at the offices of the New York Stock Exchange (the “NYSE”). For further information about obtaining copies of our public filings from the NYSE, please call (212) 656-5060.

We have filed with the SEC a “shelf” registration statement on Form S-3 under the Securities Act of 1933 relating to the securities that may be offered by this prospectus. This prospectus is a part of that registration statement, but does not contain all of the information in the registration statement. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. For more detail about us and any securities that may be offered by this prospectus, you may examine the registration statement on Form S-3 and the exhibits filed with it at the locations listed in the previous paragraph.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate information into this prospectus by reference, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except to the extent superseded by information contained herein or by information contained in documents filed with or furnished to the SEC after the date of this prospectus. This prospectus incorporates by reference the documents set forth below, the file number for each of which is 1-31906, that have been previously filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2003 filed with the SEC on March 29, 2004;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

•	our Current Reports on Form 8-K filed with the SEC on May 13, 2004 (as amended July 23, 2004); August 10, 2004 and August 24, 2004 (in each case, as amended October 14, 2004); September 8, 2004, September 17, 2004 and September 21, 2004 (in each case, as amended November 12, 2004); September 13, 2004; December 16, 2004; and December 29, 2004; and

•	our Registration Statement on Form 8-A, which incorporates by reference the description of our common stock from our Registration Statement on Form S-11 (Reg. No. 333-108671), and all reports filed for the purpose of updating such description.

We also incorporate by reference into this prospectus additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus until we have sold all of the securities to which this prospectus relates or the offering is otherwise terminated; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K except to the extent set forth above. These documents may include annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

You may obtain copies of any of these filings through Highland Hospitality Corporation as described below, through the SEC or through the SEC’s Internet website as described above. Documents incorporated by reference are available without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this prospectus, by requesting them in writing, by telephone or via the Internet at:

Highland Hospitality Corporation

8405 Greensboro Drive, Suite 500

McLean, Virginia 22102

(703) 336-4901

Attn: Investor Relations

Internet Website: www.highlandhospitality.com

THE INFORMATION CONTAINED ON OUR WEBSITE DOES NOT CONSTITUTE A PART OF THIS PROSPECTUS.